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                                                                                                              Exhibit 99

                                                     TRW Inc. and Subsidiaries
                                                 Computation of Ratio of Earnings
                                                   to Fixed Charges - Unaudited

                                                  (In millions except ratio data)






                                          Six Months                            Years Ended December 31
                                            ended      ------------------------------------------------------------------
                                        June 30, 1995     1994           1993          1992         1991             1990
                                        -------------   --------       --------     --------     --------         --------
 Earnings(loss) before
   income taxes                             $386.6      $534.5         $359.1        $347.6      $(129.4)(A)       $343.1


 Unconsolidated affiliates                     1.4        (0.6)           0.7          (0.9)        (1.0)           (13.2)


 Minority earnings                             4.3         5.2            5.7           2.6         (7.8)            (0.5)


 Fixed charges excluding
   capitalized interest                       78.6       160.9          194.0         227.1        254.3            252.0
                                              ----       -----          -----         -----        -----            -----


 Earnings                                   $470.9      $700.0         $559.5        $576.4       $116.1           $581.4
                                            ------      ------         ------        ------       ------           ------


 Fixed Charges:

 Interest expense                            $48.4      $104.8         $137.8        $162.9       $189.6           $186.9


 Capitalized interest                          2.5         6.6            7.9          12.7         10.1              7.6


 Portion of rents representa-
   tive of interest factor                    29.7        54.7           54.0          64.0         64.4             64.6


 Interest expense of uncon-
   solidated affiliates                        0.5         1.4            2.2           0.2          0.3              0.5
                                               ---         ---            ---           ---          ---              ---


 Total fixed charges                         $81.1      $167.5         $201.9        $239.8       $264.4           $259.6
                                             -----      ------         ------        ------       ------           ------


 Ratio of earnings to fixed
   charges                                     5.8x        4.2x           2.8x          2.4x         0.4x(A)          2.2x
                                               ---         ---            ---           ---          ---              ---

(A)    The 1991 loss before income taxes of $129.4 million includes a charge of $343 million to cover costs associated with divestment and restructuring activities.  Excluding this charge, the ratio of earnings to fixed charges would have been 1.7x.
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